Exhibit 99.1

TurboGen Ltd.

Interim Condensed Financial Statements (Unaudited)
As of and for the six months ended June 30, 2026

TURBOGEN LTD.

UNAUDITED INTERIM CONDENSED BALANCE SHEET

(U.S dollars in thousands, except share and per share data)

	June 30,	December 31,
	2026	2025
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$7,196	$3,942
Restricted cash	39	36
Other current assets	379	2,689
Total current assets	7,614	6,667

LONG-TERM ASSETS:
Operating lease right-of use assets, net	182	204
Property, plant and equipment, net	126	83
Other assets	151	109
Total long-term assets	459	396

Total assets	$8,073	$7,063

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)

CURRENT LIABILITIES:

Operating lease liabilities – current portion	$224	$186
Trade payables	112	176
Other payables	3,749	1,152
Warrants liability	2,040	8,335
Total current liabilities	6,125	9,849

LONG-TERM LIABILITIES
Operating lease liabilities – net of current portion	12	50
Loans payable to related parties	307	279
Total long-term liabilities	319	329
SHAREHOLDERS’ EQUITY (DEFICIENCY)
June 30, 2026 no par value - Authorized: 100,000,000 shares; issued and outstanding: 22,561,622 shares; December 31, 2025 no par value – Authorized: 100,000,000 shares; issued and outstanding: 21,152,241 shares	-	-
Additional paid in capital	49,286	40,367
Accumulated deficit	(47,657)	(43,482)
Total shareholders’ equity (deficiency)	1,629	(3,115)

Total liabilities and shareholders’ equity (deficiency)	$8,073	$7,063

The accompanying notes are an integral part of the financial statements.

TURBOGEN LTD.

UNAUDITED INTERIM CONDENSED STATEMENTS OF COMPREHENSIVE LOSS

(U.S dollars in thousands, except share and per share data)

	Six months ended June 30,
	2026	2025

Operating expenses:
Research and development expenses, net	$1,877	$642
Sales and marketing expenses	281	203
General and administrative expenses	3,059	1,416
Loss from operations	5,217	2,261
Financial expenses:
Changes in fair value of warrants liabilities and extinguishment of debt	(976)	5,454
Financial income, net	(66)	(86)

Net loss and comprehensive loss	4,175	7,629

Basic loss per share of ordinary shares	(0.19)	(0.48)
Diluted loss per share of ordinary shares	(0.23)	(0.49)
Weighted average number of shares used in computing basic loss per share of ordinary shares	21,678,707	15,995,672
Weighted average number of shares used in computing diluted loss per share of ordinary shares	23,363,334	16,006,804

The accompanying notes are an integral part of the financial statements.

TURBOGEN LTD.

UNAUDITED INTERIM CONDENSED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIENCY)

(U.S dollars in thousands, except share and per share data)

	Number(*)	Amount	Additional paid in capital	Accumulated deficit	Total
Balance as of January 1, 2026	21,152,241	$-	$40,367	$(43,482)	$(3,115)

Proceeds from exercise of warrants and options	1,032,188		3,061	-	3,061
Issuance of ordinary shares	377,193			-
Stock-based compensation		-	1,541	-	1,541
Issuance of ordinary shares pursuant to a conversion agreement with lenders		-	4,317	-	4,317
Net loss				(4,175)	(4,175)
Balance as of June 30, 2026	22,561,622	$-	$49,286	$(47,657)	$1,629

(*)	As of December 31,2025, no par value

	Number	Amount	Additional paid in capital	Accumulated deficit	Total
Balance as of January 1, 2025	14,720,692	$42	$18,716	$(23,997)	$(5,239)

Proceeds from exercise of warrants	427,615	1	1,261	-	1,262
Issuance of ordinary shares	1,148,165	3	2,288	-	2,291
Issuance of ordinary shares upon conversion of convertible loans	2,195,438	7	2,448	-	2,455
Stock-based compensation	-	-	1,035	-	1,035
Capital contribution from controlling shareholder (benefit on shareholder loan			48		48
Issuance of ordinary shares to a service provider	352,275	-	186	-	186
Vesting of Restricted Share Units	38,046	-	-	-	-
Net loss				(7,629)	(7,629)
Balance as of June 30, 2025	18,882,238	$53	$25,982	$(31,626)	$(5,591)

TURBOGEN LTD.

UNAUDITED INTERIM CONDENSED STATEMENTS OF CASH FLOWS

(U.S dollars in thousands, except share and per share data)

	Six months ended June 30,
	2026	2025
Cash flows from operating activities
Net loss	(4,175)	(7,629)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	13	13
Net finance expenses (income)	(976)	5,454
Stock-based compensation expense	1,541	1,035
Changes in operating assets and liabilities:
Decrease (increase) in other assets	1,202	(188)
Increase (decrease) in trade payables	(63)	18
Decrease in other payables	(238)	(135)
Change in operating lease right-of-use assets	153	73
Change in operating lease liabilities	(131)	(73)
Net cash used in operating activities	(2,674)	(1,432)

Cash flows from investing activities:
Purchase of property, plant and equipment	(56)	-
Long-term other assets	(42)	-
Net cash used in investing activities	(98)	-

Cash flows from financing activities:
Proceeds from issuance of ordinary shares	1,034	2,884
Exercise of warrants into ordinary shares	2,702	-
Proceeds from exercise of warrants	-	498
Proceeds from exercise of warrants and options	2,070	335
Net cash provided by financing activity	5,806	3,717

Effects on cash and cash equivalents from changes in foreign currency rates	223	744
Net increase in cash, cash equivalents and restricted cash	3,257	3,029
Cash, cash equivalents and restricted cash-beginning of period	3,978	353
Cash, cash equivalents and restricted cash-end of period	7,235	3,382

Supplemental disclosure of non-cash investing and financing activities:
Conversion of convertible loans	-	2,448
Issuance of ordinary shares pursuant to a conversion agreement with lenders	4,317	-
Exercise of warrants	976	417
Decrease in other payable against additional paid in capital	-	186

The accompanying notes are an integral part of the financial statement.

TURBOGEN LTD.
NOTES TO FINANCIAL STATEMENTS
(U.S dollars in thousands, except share and per share data)

Note 1 – General Information

a.	General Information

Turbogen Ltd. (“Turbogen” or the “Company”) is a corporation organized under the laws of the State of Israel, incorporated on May 27, 2014.

Turbogen is a development-stage clean-energy technology company focused on the design and commercialization of multi-fuel micro-turbine systems for on-site generation of electricity and heat in buildings. As of the issuance date of the financial statements, the Company has not generated revenues from its operations and continues to invest in research and development activities.

On November 22, 2021, the Company completed its initial public offering in Israel, and its ordinary shares began trading on the Tel Aviv Stock Exchange on November 24, 2021.

On August 31, 2026, the Company’s ordinary shares began trading on the Nasdaq Capital Market (“Nasdaq”).

The Company’s registered office is located in Israel, and its principal place of business is at 22 Efal Street, Petah Tikva 4951122, Israel.

b.	Liquidity

As of June 30, 2026, the Company has accumulated deficit of $47,657. In the six months ended June 30, 2026, the Company generated losses of $4,175 and negative cash flows from operating activities of $2,674.

As of the issuance date of the accompanying financial statements, management expects the Company to continue to generate substantial operating losses and to continue to fund its operations primarily through issuance of equity securities, loans, and convertible loans.

In addition, in August 2026, the Company raised, $5,000 and management plans to continue funding its operations by raising additional funds. Management believes that the current financial position of the Company is sufficient to continue its activities for 12 months from the issuance date of these interim condensed financial statements.

Note 2 – Summary of Significant Accounting Policies

a.	Basis of Presentation

The unaudited interim condensed financial statements of the Company as of June 30, 2026 and for the six months period then ended have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). Accordingly, they do not include all of the information and disclosures required by U.S. GAAP for annual financial statements. The information included in these interim unaudited condensed financial statements should be read in conjunction with the audited financial statements for the year ended December 31, 2025 and accompanying notes. In the opinion of management, these unaudited interim condensed financial statements reflect all adjustments, which include normal recurring adjustments, necessary for a fair statement of results for the interim period. The results for the interim periods are not necessarily indicative of the results to be expected for the full year ending December 31, 2026.

b.	Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, equity, costs and expenses, income taxes and related disclosures in the accompanying notes. Actual results could differ from those estimates.

c.	Significant Accounting Policies

The significant accounting policies followed in the preparation of these unaudited condensed interim financial statements are identical to those applied in the preparation of the latest annual financial statements.

TURBOGEN LTD.
NOTES TO FINANCIAL STATEMENTS
(U.S dollars in thousands, except share and per share data)

d.	New accounting pronouncements

In December 2025, the Financial Accounting Standards Board (“FASB”) issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements (“ASU 2025-11”), to amend the guidance in “Interim Reporting” (Topic 270). The update provides clarifications intended to improve the consistency and usability of interim disclosure requirements, including a comprehensive listing of required interim disclosures and a new disclosure principle for reporting material events occurring after the most recent annual period. The amendments do not change the underlying objectives of interim reporting but are designed to enhance clarity in application. The guidance is effective for annual and interim periods beginning January 1, 2028. The Company is currently evaluating the impact the adoption of ASU 2025-11 will have on its consolidated financial statements and related disclosures.

Note 3 – Segment Reporting

ASC 280, “Segment Reporting,” establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The Company’s business is comprised of one reportable segment specializing in development of Micro Turbine systems. The Company’s CODM is its Chief Executive Officer (“CEO”).

The CODM performs the assessment of the segment performance by using functional expenses - research and development, sales and marketing, and general and administrative in addition to net loss to monitor budget versus actual results. The segment significant expense categories that are reviewed by the CODM are reported within the Company’s statements of comprehensive loss.

Note 4 - Equity

a.	Equity related transactions:

Completion of Investment Agreement dated April 6, 2025

Further to the aforementioned in Note 10(b)(7) to the 2025 annual financial statements, on April 6, 2025, the Company’s Board of Directors approved the Company’s entry into an investment agreement (which was also executed on the same date), pursuant to which the Company would issue to an investor, by way of a private placement, an aggregate of 1,118,163 ordinary shares of the Company (the “Ordinary Shares”), in consideration for an aggregate amount of $3,000.

In January 2026, the last payment out of the aforementioned investment, in the amount of $1,100 was received.

In addition, the Company’s Board of Directors approved the issuance of 78,252 ordinary shares, 200,000 options to purchase 200,000 ordinary shares at an exercise price of NIS 14 (approximately $4.7 per option), and 150,000 options to purchase 150,000 ordinary shares at an exercise price of NIS 10.5 (approximately $3.5 per option), in consideration for investor fundraising services in connection with the aforementioned investor agreement, in lieu of cash payment. To the best of the Company's knowledge, the service provider is an entity affiliated with the investor.

With respect to the issuance to the service provider described above, through December 31, 2025, the Company issued to the service provider 44,817 ordinary shares, 114,545 options to purchase 114,545 ordinary shares at an exercise price of NIS 14 (approximately $4.7), and 85,909 options to purchase 85,909 ordinary shares at an exercise price of NIS 10.5 (approximately $3.5).

On January 7, 2026, an additional 33,435 Ordinary Shares, 85,455 options to purchase 85,455 ordinary shares at an exercise price of NIS 14 (approximately $4.7), and 64,091 options to purchase 64,091 ordinary shares at an exercise price of NIS 10.5 (approximately $3.5) were issued to the service provider. The issuance was recorded in the financial statements as a reclassification within equity accounts, in accordance with the fair value of the issuance.

TURBOGEN LTD.
NOTES TO FINANCIAL STATEMENTS
(U.S dollars in thousands, except share and per share data)

b.	Stock- based compensation:

On April 29, 2026, the Company’s Board of Directors approved the grant of 489,000 options to the Company’s officers and employees, of which 165,000 options were granted to the Company’s Chief Executive Officer, subject to the approval of the shareholders and the TASE), and 186,000 options were granted to three officers of the Company, and 138,000 options to other employees.

In addition, up to 489,000 Restricted Share Units (“RSUs”), were granted, of which 165,000 RSUs were granted to the Company’s Chief Executive Officer, 186,000 RSUs were granted to three officers, and 138,000 RSUs to other employees.

The vesting period for the Company’s employees and officers is four years, except for the Company’s Chief Executive Officer and one of the Company’s officer, for whom the vesting period is two years. The exercise price per option is NIS 18.50 (approximately $6.3).

The grant to the Company’s Chief Executive Officer was approved by the Company’s shareholders and by TASE on June 11, 2026 and June 15, 2026, respectively.

The fair value of the share options at the grant date was approximately $4,829.

On April 29, 2026, the Company’s Board of Directors approved the grant of 24,000 options to purchase, 24,000 ordinary shares of the Company, to three service providers to the Company. The options were granted in consideration for services provided to the Company, in lieu of a cash payment of approximately $ 63 for such services. The options vest over a period of two years.

Note 5 – Warrants Liability

a.	Lender A and Lenders F

Further to the aforementioned in Note 12(a) to the annual financial statements, on November 25, 2025, the Company’s General Meeting of Shareholders approved the Company’s entering into a warrant exercise agreement with Lender A and Lenders F.

Under the warrant exercise agreement, Lender A and Lenders F undertook to exercise all warrants previously issued to them immediately following the listing of the Company’s ordinary shares on Nasdaq.

In consideration for this undertaking, and as a deposit towards the exercise of the warrants, on March 24, 2026, Lender A and Lenders F transferred approximately $2,700 to the Company’s bank account. This amount is presented under other payables in the interim condensed balance sheets.

As of June 30, 2026, the Company recognized in its interim condensed balance sheet a warrant liability of $2,040. In addition, financial income of $419 was recognized in the interim condensed statements of comprehensive loss which reflects the change in the fair value of the liability.

On August 31, 2026, following the Company’s listing on Nasdaq, the warrants were fully exercised and 934,927 ordinary shares were issued to Lender A and Lenders F.

b.	Lenders C, D and E

Further to the aforementioned in Note 12(a) to the 2025 annual financial statements, on October 22, 2025, following the approval of the Company’s Audit Committee and Board of Directors, and on November 26, 2025, following the approval of the Company’s shareholders, the Company entered into a settlement and conversion agreement with Lenders C, E and D and assignees.

TURBOGEN LTD.
NOTES TO FINANCIAL STATEMENTS
(U.S dollars in thousands, except share and per share data)

Under the settlement and conversion agreement, the Company agreed to issue 595,744 ordinary shares, calculated based on a conversion price of NIS 6.58 per share (approximately $1.8). If the Company did not achieve the milestone of obtaining approval for the listing of the Company’s shares on the Nasdaq Stock Market (the “Milestone”) by June 30, 2026, the Company would issue an additional 750,000 share rights to one of the Lenders. If the Company achieved the Milestone, the Company would issue to one of the Lenders 1,200,000 warrants to purchase 1,200,000 ordinary shares for a period of 12 months, at an exercise price of $2 per option.

As of June 30, 2026, since the Milestone had not been achieved, the Company issued 750,000 share rights to one of the Lenders, On July 1, 2026, the share rights were converted into ordinary shares.

In addition, because the Milestone was not fulfilled by June 30, 2026, the Company did not issue 1,200,000 warrants.

As of the balance sheet date, a financial liability reflecting the share rights was reclassified to Shares and Additional Paid in Capital, based on the Company’s share price as of June 30, 2026, in an amount of $4,317. In addition, financing income of approximately $686 was recognized in the interim condensed statement of comprehensive loss for the six-month period ended June 30, 2026, arising from the change in the amount of the financial liability (before the classification to the Shares and Additional Paid in Capital).

Note 6 - Fair value measurement

The Company evaluates assets and liabilities subject to fair value measurements on a recurring basis to determine the appropriate level to classify them for each reporting period.

The following table presents the changes in the fair value of Conversion option – derivative instrument and Warrants liability:

Warrant Liability
Fair value as of December 31, 2025	$8,335
Reclassification to equity	(5,291)
Revaluation	(1,004)
Fair value as of June 30, 2026	$2,040

Note 7 – Subsequent Events

A.	On August 3, 2026, the Administrative Enforcement Committee approved the administrative enforcement settlement entered into between the Company and the Israel Securities Authority on June 15, 2026. Under the administrative enforcement settlement, the Company undertook to pay an actual monetary sanction in the amount of NIS 550 thousand (approximately $183). The monetary sanction was paid to the Israel Securities Authority on August 6, 2026, and is included in general and administrative expenses.

B.	On August 20, 2026, the Company entered into a definitive purchase agreement with five investors in connection with a private placement (the “August 2026 Private Placement”). In connection with the August 2026 Private Placement, the investors separately agreed to purchase, and the Company separately agreed to issue and sell in private placements, an aggregate of 1,131,616 ordinary shares at a purchase price of NIS 13.22 (approximately $4.42) per ordinary share, for aggregate gross proceeds of $5,000. On August 21, 2026, the Company received aggregate gross proceeds of $5,000 in connection with the August 2026 Private Placement, immediately after the Company notified the purchasers that (i) the U.S. Securities and Exchange Commission completed its review of a certain registration statement with no further comments and (ii) Nasdaq completed its substantive review of the Company’s listing application and indicated that no further comments or substantive conditions remain outstanding, other than the consummation of the respective closings and other customary conditions required for final listing approval on Nasdaq. On August 31, 2026, the Company’s ordinary shares began trading on Nasdaq.